SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBIT

Item

1.	Announcement dated July 10, 2006 relating to the proposed sale by PCRD of its shares in the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: July 17, 2006	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

ANNOUNCEMENT PURSUANT TO LISTING RULE 13.09

Proposed sale by PCRD of its shares in the Company

The Company has been informed by PCRD, one of the Company’s substantial shareholders, that PCRD has entered into a conditional sale and purchase agreement with Mr Francis P.T. Leung and Fiorlatte Limited, pursuant to which PCRD has agreed to sell and Fiorlatte Limited has agreed to purchase up to 1,526,773,301 Shares, representing approximately 22.66% of the issued share capital of the Company. The consideration payable under the Agreement is HK$6.00 per Sale Share, being an aggregate amount of HK$9,160,639,806 payable if all of the Sale Shares are purchased by the Purchaser under the Agreement.

Further, the Company has been informed by the Pacific Century Group, that PCD intends to make a special payment by way of voluntary conditional payment (the “Special PCD Payment”) to the holders of the Public Shares, in an amount equal to 75.33% (representing the Pacific Century Group’s approximate interest in PCRD) of the difference (the “Premium”) between (1) the aggregate value of the total number of Sale Shares, calculated on the basis of the Sale price of HK$6.00 per Sale Share; and (2) the aggregate value of the total number of Sale Shares, calculated on the basis of a price of HK$4.80 per Sale Share. The price of HK$4.80 was the closing price per Share on 16 June 2006, which was the last trading day prior to the Company’s announcement of 19 June 2006, being the first announcement concerning a potential sale of substantially all of the telecommunications and media-related assets of the Company.

On the bases and assumptions described below, it is expected that the Premium derived will result in a Special PCD Payment in the range of HK$0.33 to HK$0.38 per Public Share. The Public Shares for this purpose do not include (i) the Shares held or beneficially owned at the date of this announcement by China Netcom and/or its affiliates, (ii) the Sale Shares or (iii) Shares held at the record date for the Special PCD Payment by Mr Li Tzar Kai, Richard and/or members of the Pacific Century Group. The amount of the Special PCD Payment per Public Share would be correspondingly reduced by the issue of any new Shares by the Company between the Latest Practicable Date and the record date for payment of the Special PCD Payment.

The Special PCD Payment is conditional on the First Payment (as defined below) being made under the Agreement and on China Netcom formally agreeing that the Shares held by China Netcom do not qualify for payment of the Special PCD Payment.

Subject to the conditions for payment of the Special PCD Payment having been satisfied, the Special PCD Payment will be paid by PCD shortly after the First Payment has been made to PCRD under the Agreement. The First Payment is required to be made to PCRD under the Agreement on the tenth business day following the day on which the last in time of the Conditions (as defined below) is satisfied or waived in accordance with the Agreement or such other date as the parties to the Agreement may agree (the “First Payment Date”). The Agreement provides that if any of the Conditions is not satisfied or waived by the Purchaser or PCRD on or before 5:00 p.m. on 30 November 2006, or such later time and date as may be agreed between PCRD and the Purchaser, then the Agreement will automatically terminate. Accordingly, the First Payment Date is currently expected to be a date falling prior to 14 December 2006 and further announcement(s) would be made if PCRD and the Purchaser agree to extend this date for satisfaction of the Conditions.

A record date in respect of the Special PCD Payment will be announced and holders of the Public Shares appearing on the Register of Members of the Company on that record date will qualify for the Special PCD Payment. Not less than 14 days’ advance notice of the record date will be given and it will be fixed in accordance with the applicable provisions of the Listing Rules and other applicable regulatory requirements as to any closure of the Company’s transfer books or Register of Members. The entire amount of the Special PCD Payment will be paid following the record date so fixed, notwithstanding that the consideration payable under the Agreement is payable in tranches.

The Board refers to the Company’s announcements dated 19, 21 and 22 June 2006 concerning the non-binding expressions of interest from Macquarie Bank Limited (“Macquarie”) and TPG/Newbridge, each in relation to a possible acquisition of substantially all of the telecommunications and media-related assets of the Company. The Board intends to continue to pursue the expressions of interest from Macquarie and TGP/Newbridge and will discuss with each of them their intentions with regard to their expressions of interest, having regard to the Sale. The Company will make a further announcement(s) in due course once Macquarie and TPG/Newbridge have clarified their intentions.

It is anticipated that Mr Li Tzar Kai, Richard will resign from the Board following the First Payment having been made in full under the Agreement.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 10 July 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on 11 July 2006.

Proposed sale by PCRD of shares in the Company

The Company has been informed by PCRD, one of the Company’s substantial shareholders, that PCRD has entered into a conditional sale and purchase agreement with Mr Francis P.T. Leung and Fiorlatte Limited, pursuant to which PCRD has agreed to sell and Fiorlatte Limited has agreed to purchase up to 1,526,773,301 Shares, representing approximately 22.66% of the issued share capital of the Company. The consideration payable under the Agreement is HK$6.00 per Sale Share, being an aggregate amount of HK$9,160,639,806 payable if all of the Sale Shares are purchased by the Purchaser under the Agreement. PCRD, as a company listed on the Stock Exchange of Singapore, has published an announcement detailing further terms and conditions of the Sale (the “PCRD Announcement”), the full text of which appears below this announcement.

Neither Mr Francis P.T. Leung nor Fiorlatte Limited is a connected person (as defined in the Listing Rules) of the Company. Mr Leung has confirmed to the Company that he is acting in his own capacity (through Fiorlatte Limited), that he is not acting in concert with any other Shareholder(s) to obtain or consolidate control (as defined in the Takeovers Code) of the Company, and that he does not have any financial connections with China Netcom.

The Company notes from the PCRD Announcement that the Sale Shares may exclude the following Shares presently held by PCRD (the “Excluded Shares”):-

(a)	such number of Shares held by PCRD which, as at the Second Payment Date (as defined below), still constitute exchange property under PCRD’s US$250,000,000 secured redeemable exchangeable bonds due 2006 (“AIG Bonds”) issued to AIG Asian Infrastructure Fund II LP, American International Assurance Company (Bermuda) Limited and AIG Asian Opportunity Fund, L.P. and of which (as announced by PCRD) US$150,000,000 is outstanding as at the date of the PCRD Announcement;

(b)	such number of Shares held by PCRD which are transferred by PCRD prior to the Second Payment Date pursuant to any exercise of exchange or redemption rights under the AIG Bonds;

(c)	such number of Shares held by PCRD which serve as security as at the Second Payment Date for PCRD’s obligations under the AIG Bonds; and

(d)	such number of Shares which are the subject of any security interest granted by PCRD or its subsidiaries to secure any financing granted to PCRD or any of its subsidiaries as at the Second Payment Date.

The Company further notes from the PCRD Announcement that the consideration payable for the Sale Shares is proposed to be paid in accordance with the following regime:

(a)	On the business day immediately following the date of the Agreement, the Purchaser is required to pay the sum of HK$500,000,000 to an escrow agent to be held in accordance with the terms of an escrow agreement.

(b)	On the tenth business day following the day on which the last in time of the Conditions is satisfied or waived in accordance with the Agreement or such other date as the parties to the Agreement may agree (the “First Payment Date”), the Purchaser is required to:

(i) instruct escrow agent to pay all sums standing to the credit of the escrow account to PCRD; and

(ii) pay to PCRD an additional amount calculated as HK$2,748,191,941.80 less the amount paid to PCRD under (i) above

(the aggregate of (i) and (ii) above is referred to herein as the “First Payment”).

(c)	An additional aggregate amount of HK$780,000,000, as well as any interest accrued and payable in accordance with the terms of the Agreement, is payable by the Purchaser to PCRD on the date 12 months after the First Payment Date (the “Second Payment Date”).

(d)	The balance of the Consideration outstanding, as well as any interest accrued and payable in accordance with the terms of the Agreement, is payable by the Purchaser to PCRD on the date falling 18 months after the First Payment Date (the “Final Payment Date”).

The Company further notes from the PCRD Announcement that interest accrues on the consideration payable for the Sale Shares from the First Payment Date to the date of actual payment, at an annual rate of 6.5% and is payable by the Purchaser semi-annually after the First Payment Date.

Mr Francis P.T. Leung has confirmed that the Purchaser is wholly-owned by him. In this regard, the Company notes that the comments in the newspapers today that Mr Francis P.T. Leung is part of a consortium that has agreed to acquire the Sale Shares are inaccurate. The Company understands that the Purchaser is funding the acquisition of the Sale Shares through a combination of debt finance and equity.

The Company notes from the PCRD Announcement that if , at any time prior to completion of the Sale, Mr Francis P.T. Leung ceases to (i) hold 50% or more of the voting shares; or (ii) have the right to control the management and policies of the Purchaser, the consideration then outstanding, together with all interest accrued thereon, shall become immediately due and payable by the Purchaser to PCRD.

The Company also notes from the PCRD Announcement that the Sale is subject to and conditional upon the following conditions (the “Conditions”):-

(a)	the passing of a resolution by shareholders of PCRD to approve the Sale;

(b)	the following consents required in connection with the Sale having been obtained:

(i) a waiver and/or approval from the Broadcasting Authority of Hong Kong under the conditions of the Domestic Pay Television Programme Service Licence issued by the Chief-Executive-in-Council to PCCW Media Limited (formerly PCCW VOD Limited) on 23 September 2003 to accommodate the proposed change in ownership of the Sale Shares;

(ii)	if required, a waiver by Hong Kong Cyberport Development Holdings Limited, Hong Kong Cyberport Management Company Limited and/or Hong Kong Cyberport (Ancillary Development) Limited of any event of default under the terms of a project agreement dated 17 May 2000 between such parties and the Company and Cyber-Port Limited (as supplemented and amended from time to time and including any documents ancillary thereto) arising from any change in control of the Company pursuant to the Sale; and

(iii)	approval by the United States Federal Communications Commission (“US FCC”), the Committee on Foreign Investment in the United States (“CFIUS”) or any other relevant regulatory authority in the United States in respect of the Section 214 authorisation issued by the US FCC or the Company’s investment in REACH Ltd.; and

(c)	the scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act, Chapter 50 of Singapore, to effect the proposed acquisition by TPG Century Ltd. (“TPG”) and Newbridge Century Ltd. (“Newbridge”) of all the issued ordinary shares in PCRD (“PCRD Shares”) held by shareholders of PCRD, other than those held by Pacific Century International Limited, Borsington Limited, Pacific Century Group (Cayman Islands) Limited and Anglang Investments Limited, lapsing or being withdrawn, and/or the implementation agreement dated 26 January 2006 entered into between the Company, TPG and Newbridge to implement the Scheme being terminated in accordance with its terms.

Anglang Investments Limited and Pacific Century Group (Cayman Islands) Limited, collectively holding 2,330,058,230 PCRD Shares have undertaken to vote in favour of the resolution to be proposed to the shareholders of PCRD to approve the Sale, referred to in Condition (a) above.

If any of the Conditions is not satisfied or waived by the Purchaser or PCRD on or before 5.00 p.m. on 30 November 2006 or such later time and date as may be agreed in writing between PCRD and the Purchaser, the Agreement will automatically terminate. On the basis that the Conditions are satisfied or, as applicable waived, the Company notes from the PCRD Announcement that the Purchaser may elect to complete the Sale at any time on or after 20 December 2006, thereby accelerating the Final Payment Date to the date of completion of the Sale elected by the Purchaser. Assuming no acceleration, completion of the Sale will take place on the Final Payment Date.

As referred to in the PCRD Announcement, for so long as the Purchaser shall have complied with its obligations under the Agreement, PCRD shall with effect from the First Payment Date (i) exercise, or cause to be exercised, the voting rights attached to the Sale Shares in accordance with the written instructions of the Purchaser, and (ii) if so requested by the Purchaser, appoint a corporate representative nominated by the Purchaser with power to exercise such voting rights. PCRD’s obligations in this regard are subject to any existing financing arrangements (and the security therefore) by which PCRD or any of its subsidiaries is bound.

The Sale Shares comprise only the 1,526,773,301 Shares held by PCRD, subject to the deduction of any Excluded Shares, and do not include the 219,597,110 Shares, representing approximately 3.26% of the Company’s issued share capital as at the Latest Practicable Date, held by other members of the Pacific Century Group.

The following table details the Shareholders as at the Latest Practicable Date and the Shareholders on completion of the Sale.

Name	As at the Latest Practicable Date		After completion of the Sale
	No. of Shares	%	No. of Shares		%

PCRD	1,526,773,301	22.66	—		0.00
Members of the Pacific Century
Group (other than PCRD)	219,597,110	3.26	219,597,110		3.26
China Netcom	1,343,571,766	19.94	1,343,571,766		19.94
The Purchaser	—	0.00	1,526,773,301	[1]	22.66	[1]
The Public	3,647,731,808	54.14	3,647,731,808	[1]	54.14	[1]

	6,737,673,985	100.00	6,737,673,985	[2]	100.00

Notes

1	The table assumes that there will be no Excluded Shares deducted from the Sale Shares transferred by PCRD to the Purchaser. In the event that holders of the outstanding AIG Bonds exercise their rights in full to exchange those bonds for Shares held by PCRD, the Sale Shares (and accordingly the Shares held by the Purchaser) would be reduced by an amount of 231,839,258 Shares with a corresponding increase in the Public Shares.

2	The table assumes that no new Shares will be issued before completion of the Sale.

3	Generally, the table assumes that no Shares are transferred before completion of the Sale.

Proposed special payment by PCD to holders of the Public Shares

The Board refers Shareholders to the open letter to Shareholders dated 10 July 2006 from PCD, which appears in this newspaper today. The Company has been informed by the Pacific Century Group that PCD intends, as stated in that open letter, to make a special payment by way of voluntary conditional payment (the “Special PCD Payment”) to the holders of the Public Shares. The Special PCD Payment will be in an amount equal to 75.33% (representing the Pacific Century Group’s approximate interest in PCRD) of the difference (the “Premium”) between (1) the aggregate value of the total number of Sale Shares, calculated on the basis of the Sale price of HK$6.00 per Sale Share; and (2) the aggregate value of the total number of Sale Shares, calculated on the basis of a price of HK$4.80 per Sale Share. The price of HK$4.80 was the closing price per Share on 16 June 2006, which was the last trading day prior to the Company’s announcement of 19 June 2006, being the first announcement concerning a potential sale of substantially all of the telecommunications and media-related assets of the Company.

On the bases and assumptions described below, it is expected that the Premium derived will result in a Special PCD Payment in the range of HK$0.33 to HK$0.38 per Public Share. The Public Shares for this purpose do not include (i) the Shares held or beneficially owned at the date of this announcement by China Netcom and/or its affiliates, (ii) the Sale Shares or (iii) Shares held at the record date for the Special PCD Payment by Mr Li Tzar Kai, Richard and/or members of the Pacific Century Group. The amount of the Special PCD Payment per Public Share would be correspondingly reduced by the issue of any new Shares by the Company between the Latest Practicable Date and the record date for payment of the Special PCD Payment.

The Special PCD Payment is conditional on the First Payment being made under the Agreement and on China Netcom formally agreeing that the Shares held by China Netcom do not qualify for payment of the Special PCD Payment. The Company will make a prompt approach to China Netcom for its formal agreement.

Subject to the conditions for payment of the Special PCD Payment having been satisfied, the Special PCD Payment will be paid by PCD shortly after the First Payment has been made to PCRD under the Agreement. The First Payment is required to be made to PCRD under the Agreement on the First Payment Date, which is the tenth business day following the day on which the last in time of the Conditions is satisfied or waived in accordance with the Agreement or such other date as the parties to the Agreement may agree. The Agreement provides that if any of the Conditions is not satisfied or waived by the Purchaser or PCRD on or before 5:00 p.m. on 30 November 2006, or such later time and date as may be agreed between PCRD and the Purchaser, then the Agreement will automatically terminate. Accordingly, the First Payment Date is expected to be a date falling prior to 14 December 2006 and further announcement(s) will be made if PCRD and the Purchaser agree to extend the date for satisfaction of the Conditions.

A record date in respect of the Special PCD Payment will be announced and holders of the Public Shares appearing on the register of members of the Company on that record date will qualify for the Special PCD Payment. Not less than 14 day’s advance notice of the record date will be given and it will be fixed in accordance with the applicable provisions of the Listing Rules and other applicable regulatory requirements as to any closure of the Company’s transfer books or Register of Members. The entire amount of the Special PCD Payment will be paid following the record date so fixed, notwithstanding that the consideration payable under the Agreement is payable in tranches.

Basis of Calculation of Indicative Range for the Special PCD Payment per Public Share

The indicative amount of HK$0.33 to HK$0.38 per Public Share of the Special PCD Payment has been calculated in accordance with the methodology, and based on the assumptions, set out below in this section:

1.	Aggregate amount of the Special PCD Payment

	(a)	The number of Sale Shares used for this calculation is all 1,526,773,301 Sale Shares, representing approximately 22.66% of the issued share capital of the Company.

	(b)	The closing price per Share on the Stock Exchange on 16 June 2006, of HK$4.80, has been subtracted from the price per Sale Share payable under the Agreement, of HK$6.00, resulting in a premium per Sale Share of HK$1.20 as compared to the closing price per Share on the Stock Exchange on 16 June 2006.

	(c)	The attributable interest of the Pacific Century Group in the amount of the premium per Sale Share realised on the sale of the Sale Shares under the Agreement has been calculated by multiplying the percentage shareholding of the Pacific Century Group in PCRD (being 75.33%) by the total number of Sale Shares of 1,526,773,301 by the premium per Sale Share realised on the sale, of HK$1.20. This results in an aggregate payment in respect of the Special PCD Payment of an amount of HK$1,380,141,993. Provided that the conditions precedent to payment of the Special PCD Payment are fulfilled, this amount is a fixed amount regardless of the number of Sale Shares ultimately transferred to the Purchaser under the Agreement.

2.	Determination of the Public Shares which confer the right to receive the PCD Special Payment

	(a)	The number of Shares in the issued share capital of the Company as at the Latest Practicable Date was 6,737,673,985.

	(b)	The Non Qualifying Shares are taken to be the following:

(i) 1,526,773,301 Sale Shares.

(ii) 219,597,110 Shares held by Mr Li Tzar Kai, Richard and/or members of the Pacific Century Group.

(iii) 1,343,571,766 Shares held by China Netcom.

Accordingly, the number of Public Shares at the Latest Practicable Date has been calculated as 3,647,731,808.

	(c)	The calculation made on this basis results in an amount of HK$0.38 per Public Share payable under the Special PCD Payment, at the higher end of the range.

3.	Potential adjustments for dilutive events

	(a)	In calculating the lower end of the range of the amount payable per Public Share under the Special PCD Payment as set out in this announcement, the following potential adjustments have been taken into account:

(i) It has been assumed that all outstanding share options will be exercised prior to the record date for the Special PCD Payment, resulting in the issue of an additional 214,077,389 Shares.

(ii) In addition, it has been assumed for this purpose that the outstanding amount of US$150,000,000 of the AIG Bonds will be exercised prior to the record date for the Special PCD Payment, resulting in an increase in the number of Public Shares of 231,839,258 Shares.

	(b)	The result of incorporating these adjustments is that the amount of the Special PCD Payment per Public Share on this basis would be approximately HK$0.33.

4.	Potential adjustments not taken into account in determining the estimated range of the Special PCD Payment per Public Share

The Company has not taken into account the following adjustments in determining the range of the Special PCD Payment per Public Share:

	(a)	any dilution resulting from the issue of up to approximately 258,348,483 Shares which could be issued under the Company’s US$450,000,000 convertible bonds, which have an exercise price of HK$13.5863 per Share and are due for redemption in January 2007. Having regard to the exercise price, it is unlikely that any of those bonds will be converted prior to their maturity date; and

	(b)	the effect of any other share issuances by the Company prior to the record date for the Special PCD Payment. If the amount of the Special PCD Payment per Public Share materially changes in the future as a result of any such other share issuances by the Company, appropriate announcement(s) will be made.

Shareholders should be aware that the Company is not, in any way, responsible for payment of any part of the Special PCD Payment, which has been volunteered by PCD alone. The Company’s involvement will be limited to forwarding the amount (if any) of the Special PCD Payment received by the Company from PCD to the holders of the Public Shares appearing on the Register of Members of the Company on the record date for the Special PCD Payment. The Company accepts no liability to the Public Shareholders should PCD fail to make or pay the Special PCD Payment or any part of it.

Shareholders should note that the Special PCD Payment is conditional and will not be paid unless the First Payment is made in full under the Agreement and China Netcom formally agrees that the Shares held by China Netcom will not qualify for the Special PCD Payment. Accordingly, Shareholders are advised to exercise caution when dealing in the Shares.

Effect of the Sale on the Macquarie and TPG Newbridge expressions of interest

The Board refers to the Company’s announcements dated 19, 21 and 22 June 2006 concerning the non-binding expressions of interest from Macquarie Bank Limited (“Macquarie”) and TPG/Newbridge, each in relation to a possible acquisition of substantially all of the telecommunications and media-related assets of the Company. The Board intends to continue to pursue the expressions of interest from Macquarie and TGP/Newbridge and will discuss with each of them their intentions with regard to their expressions of interest, having regard to the Sale. The Company will make a further announcement(s) in due course once Macquarie and TPG/Newbridge have clarified their intentions.

The Board confirms that no other expressions of interest in relation to all or any part of the Company’s business have been received by the Board.

Anticipated resignation from the Board and future management of the Company

It is anticipated that Mr Li Tzar Kai, Richard will resign from the Board following the First Payment having been made in full under the Agreement. Both before and after completion of the Sale, the Board remains fully committed to the Company’s business and operations and to maximising value for the Shareholders.

Resumption of trading

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 10 July 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on 11 July 2006.

Definitions

In this announcement, the following expressions have the meanings set out below, unless the context requires otherwise:-

“Agreement”	the sale and purchase agreement dated 9 July 2006 between PCRD and Mr Francis P.T. Leung and the Purchaser relating to the conditional sale and purchase of the Sale Shares;

“Board”	the board of Directors;

“China Netcom”	China Network Communications Group Corporation, a company interested in approximately 19.94% of the Company’s shares as at the Latest Practicable Date;

“Company”	PCCW Limited;

“Directors”	the directors of the Company;

“Latest Practicable Date”	the latest practicable date for the inclusion of certain information in this announcement, being 6 July 2006;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

”Non Qualifying Shares”	(a) the Shares held or beneficially owned at the date of this announcement by China Netcom and/or its affiliates; (b) the Sale Shares; and (c) Shares held at the record date for the Special PCD Payment by Mr Li Tzar Kai, Richard and/or members of the Pacific Century Group;

“Pacific Century Group”	companies controlled by Mr Li Tzar Kai, Richard;

“PCD”	Pacific Century Diversified Limited, a company wholly-owned by Mr Li Tzar Kai, Richard and a member of the Pacific Century Group;

“Public Share(s)”	the Share(s) in issue and recorded in the Register of Members of the Company at the close of business on the record date for the Special PCD Payment, other than the Non Qualifying Shares;

“Purchaser”	Fiorlatte Limited;

“PCRD”	Pacific Century Regional Developments Limited, the owner of the Sale Shares and a member of the Pacific Century Group;

“Sale”	the conditional sale and purchase of the Sale Shares pursuant to the Agreement;

“Sale Shares”	1,526,773,301 Shares owned by PCRD, representing PCRD’s entire interest in the Company, less the number of Excluded Shares;

“Share(s)”	ordinary share(s) of HK$0.25 each in the capital of the Company;

“Shareholder(s)”	holder(s) of Shares from time to time;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers.

By the Order of the Board
PCCW Limited
Hubert Chak
Company Secretary

Hong Kong, 10 July 2006

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:

Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:

Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:

Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

SET OUT BELOW IS THE FULL TEXT OF THE ANNOUNCEMENT OF PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED DATED 10 JULY 2006:

PACIFIC CENTURY REGIONAL
DEVELOPMENTS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 196300381N

PROPOSED SALE OF SHARES IN PCCW LIMITED

1.	INTRODUCTION

1.1	Sale. The Board of Directors (the “Board”) of Pacific Century Regional Developments Limited (the “Company” or “PCRD”) wishes to announce that the Company has on 9 July 2006 entered into a conditional sale and purchase agreement (the “Agreement”) with Mr Francis P. T. Leung and Fiorlatte Limited (the “Purchaser”) for the sale (the “Sale”) of up to 1,526,773,301 ordinary shares of HK$0.25 each (the “Sale Shares”) in the share capital of PCCW Limited (“PCCW”), representing approximately 22.66 per cent. of the issued share capital of PCCW.

1.2	Completion. The completion of the Sale (“Completion”) is subject to, inter alia, the approval of the shareholders of the Company (“Shareholders”) at an extraordinary general meeting (“EGM”) of the Company to be convened. Upon completion of the sale of all the Sale Shares, the Company will no longer hold any interest in PCCW and PCCW will cease to be an associated company of PCRD.

2.	PRINCIPAL TERMS

2.1	Agreement. Pursuant to the Agreement, the Company has agreed to sell, and the Purchaser has agreed to purchase, the Sale Shares free from all charges and encumbrances and from all other rights exercisable by or claims from third parties, together with all rights attached or accruing to the Sale Shares at Completion.

The Sale Shares shall exclude (the “Excluded Sale Shares”) (a) such number of ordinary shares of HK$0.25 each in the share capital of PCCW (“PCCW Shares”) held by the Company and at the Second Payment Date (as defined below) still comprised in the exchange property under, transferred by the Company prior to the Second Payment Date pursuant to the exercise (if any) of exchange or redemption rights to the holder(s) of, or in respect of which security has at the Second Payment Date been granted by the Company to secure its obligations under, the Company’s US$250,000,000 secured redeemable exchangeable bonds due 2006 issued to AIG Asian Infrastructure Fund II LP, American International Assurance Company (Bermuda) Limited and AIG Asian Opportunity Fund, L.P. and of which only US$150,000,000 is outstanding as at the date of this Announcement; and (b) such number of PCCW Shares which are the subject of any security interest granted by the Company and/or any of its subsidiaries to secure any financing granted to it and/or its subsidiaries as at the Second Payment Date.

Subject to the satisfaction or waiver of the Conditions (as defined below), any dividend or any other kind of distribution declared or made on or after the date of the Agreement by PCCW and received by the Company in respect of the Sale Shares shall belong to the Purchaser, and the Company shall retain and then apply any such cash dividend or distribution (together with interest deemed to accrue thereon at the rate of 6.5 per cent. per annum) towards the payment of sums due from the Purchaser on the Final Payment Date. Any non-cash dividend or distribution shall be retained by the Company until payment in full by the Purchaser of the consideration for the Sale Shares under the Agreement.

2.2	Consideration. The consideration payable to the Company for the Sale Shares is HK$6.00 for each Sale Share, being an aggregate amount of HK$9,160,639,806 if all the Sale Shares are purchased by the Purchaser under the Agreement, of which HK$500,000,000 has been paid in cash by the Purchaser into an escrow account (the “Escrow Account”) maintained by Dibb Lupton Alsop as escrow agent on 10 July 2006, being the business day immediately following the signing of the Agreement. The consideration for the Sale Shares under the Agreement is payable by the Purchaser in cash to the Company on each of the First Payment Date, the Second Payment Date and the Final Payment Date, in the following manner:

	(a)	on the 10th business day following the day on which the last in time of the Conditions (as defined below) (save for Conditions which are satisfied or waived on or as at that date) are satisfied or waived in accordance with the Agreement or such other date as the parties may agree (the “First Payment Date”), the Purchaser is required to:

(i) instruct Dibb Lupton Alsop as escrow agent to pay all sums standing to the credit of the Escrow Account to the Company; and

(ii) pay to the Company an additional amount calculated as HK$2,748,191,941.80 less the amount referred to in (i),

(collectively, the “First Payment”);

	(b)	an additional amount of HK$780,000,000, as well as any interest accrued and payable in accordance with the terms of the Agreement, is payable by the Purchaser to the Company on the date 12 months after the First Payment Date (the “Second Payment Date”), and if that day is not a business day, then payment shall be made on the immediately preceding business day; and

	(c)	the balance of the consideration payable for the Sale Shares under the Agreement outstanding, as well as any interest accrued and payable in accordance with the terms of the Agreement, is payable by the Purchaser to the Company on the date 18 months after the First Payment Date (the “Final Payment Date”), and if that day is not a business day, then payment shall be made on the immediately preceding business day, less the amount of any cash dividend received by the Company prior to such date (together with deemed interest thereon).

Pursuant to the terms of the Agreement, interest shall accrue on the consideration payable for the Sale Shares under the Agreement from the First Payment Date to the date of actual payment at an annual rate of 6.5 per cent. and shall be payable by the Purchaser semi-annually after the First Payment Date.

As at the date of the Agreement, Mr Francis P. T. Leung is the holder of 100 per cent. of the voting shares of the Purchaser. If, at any time prior to Completion, Mr Francis P. T. Leung ceases to (i) hold 50 per cent. or more of the voting shares; or (ii) to have the right to control the management and policies of the Purchaser, the consideration payable for the Sale Shares under the Agreement then outstanding, together with all interest accrued thereon, shall become immediately due and payable by the Purchaser to the Company.

The Purchaser may elect to complete the Sale at any time on or after 20 December 2006 provided that (1) a written notice of such election is delivered by the Purchaser to the Company at least seven Business Days in advance; and (2) the balance of the consideration payable for the Sale Shares under the Agreement, as well as interest accrued and payable in accordance with the terms of the Agreement, is fully paid by the Purchaser on Completion.

The consideration payable for the Sale Shares under the Agreement was arrived at on a willing seller, willing buyer basis.

2.3	Conditions Precedent. Pursuant to the terms of the Agreement, the Sale is subject to and conditional upon, inter alia, the following conditions (the “Conditions”):

(a) the passing of a resolution by Shareholders to approve the Sale;

(b) the following consents required in connection with the Sale having been obtained:

(i) a waiver and/or approval from the Broadcasting Authority of Hong Kong under the conditions of the Domestic Pay Television Programme Service Licence issued by the Chief-Executive-in-Counsel to PCCW Media Limited (formerly PCCW VOD Limited) on 23 September 2003 to accommodate the proposed change in ownership of the Sale Shares;

(ii) if required, a waiver by Hong Kong Cyberport Development Holdings Limited, Hong Kong Cyberport Management Company Limited and/or Hong Kong Cyberport (Ancillary Development) Limited of any event of default under the terms of a project agreement dated 17 May 2000 between such parties and PCCW and Cyber-Port Limited (as supplemented and amended from time to time and including any documents ancillary thereto) arising from any change in control of PCCW pursuant to the Sale; and

(iii) approval by the United States Federal Communications Commission (“US FCC”), the Committee on Foreign Investment in the United States (“CFIUS”) or any other relevant regulatory authority in the United States in respect of the Section 214 authorisation issued by the US FCC or PCCW’s investment in REACH Ltd.; and

(c)	the scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act, Chapter 50 of Singapore to effect the proposed acquisition by TPG Century Ltd. (“TPG Century”) and Newbridge Century Ltd. (“Newbridge Century”) of all the issued ordinary shares in the Company (“PCRD Shares”) held by Shareholders, other than those held by Pacific Century International Limited, Borsington Limited, Pacific Century Group (Cayman Islands) Limited (“PCG (Cayman Islands)”) and Anglang Investments Limited (“Anglang”), lapsing or being withdrawn, and/or the implementation agreement dated 26 January 2006 entered into between the Company, TPG Century and Newbridge Century to implement the Scheme being terminated in accordance with its terms.

If any of the Conditions are not satisfied or waived by the Purchaser or the Company on or before 5:00 p.m. on 30 November 2006 or such later time and date as may be agreed in writing between the Company and the Purchaser, the Agreement will automatically terminate.

2.4	Exercise of Voting Rights. For as long as the Purchaser shall have complied with its obligations under the Agreement, the Company shall with effect from the First Payment Date (a) exercise, or cause to be exercised, the voting rights attached to the Sale Shares in accordance with written instructions of the Purchaser; and (b) if so requested by the Purchaser, appoint a corporate representative nominated by the Purchaser with the power to exercise such voting rights. The Company’s obligation in this regard is subject to any existing financing arrangements (and the security therefor) by which the Company and/or any of its subsidiaries is bound.

2.5	Post-Completion. Upon completion of the sale of the Sale Shares, the Company will no longer hold any interest in PCCW, and PCCW will cease to be an associated company of PCRD.

3.	INFORMATION ON PCCW

3.1	PCCW. PCCW is incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited (the “HKSE”). PCCW and its subsidiaries (the “PCCW Group”) are the largest and most comprehensive provider of communication services in Hong Kong. Its business offerings include local telephony, international direct dial, mobile telecommunication, internet protocol-based business, broadband internet, pay-TV and information technology services. PCCW also has an approximately 61.7% equity interest in HKSE-listed Pacific Century Premium Developments Limited which is engaged in the development and management of property and infrastructure projects including the Cyberport Project in Hong Kong. The PCCW Group has presence in mainland China, South America, Japan, Korea, Thailand, Malaysia, Singapore, Taiwan, Europe, the United States, India and the Middle East. As at 7 July 2006, being the last market day on which the PCCW Shares were traded on the HKSE preceding the date of this Announcement, the market capitalisation of PCCW is approximately HK$37.5 billion.

3.2	Asset Value. As at 31 December 2005, the net asset value of the Sale Shares was approximately S$52.9 million. Based on the volume weighted average price of the

PCCW Shares on the HKSE on 7 July 2006 (being the last market day on which PCCW Shares were traded on the HKSE preceding the date of this Announcement) of HK$5.5602, the market value of the Sale Shares is approximately HK$8,489 million (equivalent to approximately S$1,825 million).

3.3	Net Profit. The net profit before tax, minority interests and exceptional items attributable to the Sale Shares for the financial year ended 31 December 2005 (“FY2005”) is approximately S$85.7 million. Assuming the Sale had been completed on 31 December 2005, the gain on Sale of the Sale Shares would be approximately S$1,916 million.

4.	FINANCIAL EFFECTS

4.1	Assumptions. The proforma financial effects of the Sale on the share capital, earnings per share and net tangible liabilities (“NTL”) or net tangible assets (“NTA”) per share of the Company and its subsidiaries (the “PCRD Group”) are set out below. The proforma financial effects have been prepared based on the audited consolidated financial results of the PCRD Group and are purely for illustration purposes only and do not reflect the actual financial position of the PCRD Group after Completion.

4.2	NTA. For illustrative purposes only and assuming that the Sale had been completed on 31 December 2005, the proforma financial effects on the consolidated NTA or NTL of the PCRD Group for FY2005 are as follows:

	Before Sale	After Sale
(NTL) / NTA (S$ million)	(462.6)	1,453.4
(NTL) / NTA per share (S$)	(0.15)	0.47

4.3	Earnings. For illustrative purposes only and assuming that the Sale had been completed on 1 January 2005 the proforma financial effects on the consolidated earnings of the PCRD Group for FY2005 are as follows:

	Before Sale	After Sale
Profit after Tax and Minority Interest (S$ million)	15.5	1,891.7
Earnings per share (cents)	0.50	61.10

4.4	Share Capital. The Sale will not have any impact on the issued and paid-up share capital of the Company.

5.	RATIONALE AND USE OF PROCEEDS

The Purchaser’s offer of HK$6.00 for each Sale Share for the Company’s entire 22.66 per cent. interest in PCCW is at a premium of approximately 14.01 per cent. over the volume weighted average of transacted prices of the PCCW Shares on the HKSE of HK$5.2629 over the last three months prior to the date of this Announcement, a premium of approximately 11.27 per cent. over the volume weighted average of transacted prices of the PCCW Shares on the HKSE of HK$5.3922 over the last one month prior to the date of this Announcement, and a premium of approximately 7.91 per cent. over the volume weighted average share price of the PCCW Shares on the HKSE of HK$5.5602 on 7 July 2006, being the last trading day prior to the date of this Announcement. Consistent with the duty of the Board to the Company and Shareholders, the Board has given the Purchaser’s offer careful consideration. Given that the Purchaser’s offer is well above the current market price of the PCCW Shares, the Company’s gain on disposal of approximately S$1,916 million, and that the Company has not received any other offer from a third party for its shareholding interest in PCCW, the Board is of the view that the Sale is in the interests of the Company and Shareholders as it allows the Company to realise value from its interest in PCCW at a significant premium to the current market price of the PCCW Shares.

Post-Completion of the Sale, the Company will focus on its existing businesses, including its insurance business through its HKSE-listed subsidiary, Pacific Century Insurance Holdings Limited, and its property and infrastructure investments. The Company intends to apply part of the net proceeds from the Sale towards the repayment of borrowings, debt redemption and for working capital purposes, and the remainder for future investment or acquisition opportunities (if any), and distributions to Shareholders. The amount of proceeds to be applied to these purposes has not been determined at this time, and the Company will make further announcements in this respect at the appropriate time.

6.	PROPOSED SPECIAL PAYMENT TO PCCW SHAREHOLDERS BY PACIFIC CENTURY GROUP

As mentioned in PCCW’s announcement dated 10 July 2006 in connection with the Sale (the “PCCW Announcement”), Pacific Century Diversified Limited (“PCD”) a member of a group of private companies controlled by the Company’s Chairman, Mr Richard Li (the “Pacific Century Group”) intend(s) to make a special payment by way of a voluntary, conditional payment (the “Special PCD Payment”) to the holders of PCCW Public Shares. For that purpose, “PCCW Public Shares” means all the PCCW Shares in issue at the record date for the Special PCD Payment, other than (a) those PCCW Shares held or beneficially owned as at the date of the PCCW Announcement by China Network Communications Group Corporation (“China Netcom”) (a company interested in approximately 19.94 per cent. of the issued share capital of PCCW) and/or its affiliates; (b) the Sale Shares; and (c) PCCW Shares held at the record date for the Special PCD Payment by Mr Richard Li and/or members of the Pacific Century Group.

The Special PCD Payment will be in the amount equal to 75.33 per cent. (representing Pacific Century Group Holdings Limited’s approximate interest in the Company) of the difference (the “Premium”) between (i) the aggregate value of the aggregate number of 1,526,773,301 Sale Shares, calculated on the basis of HK$6.00 for each Sale Share; and (ii) the aggregate value of such Sale Shares, calculated on the basis of HK$4.80 for each Sale Share. The price of HK$4.80 was the closing price per PCCW Share on 16 June 2006, which was the last trading day prior to PCCW’s announcement of 19 June 2006, being the first announcement made by PCCW concerning a potential sale of substantially all of the telecommunications and media-related assets of PCCW.

Accordingly, the aggregate Premium attributable to the Sale Shares and, therefore, the aggregate payment in respect of the Special PCD Payment, would be an amount of HK$1,380,141,993. On the basis of the methodology and assumptions described in the PCCW Announcement, it is expected that the Premium derived will result in a Special PCD Payment in the range of HK$0.33 to HK$0.38 per PCCW Public Share. The amount of the Special PCD Payment for each PCCW Public Share would be correspondingly reduced by the issue of any new PCCW Shares between 6 July 2006 and the record date for payment of the Special PCD Payment.

The Special PCD Payment is conditional (1) on the First Payment being made on the First Payment Date in accordance with the terms of the Agreement; and (2) China Netcom agreeing that the PCCW Shares held by China Netcom do not qualify for the Special PCD Payment.

As further mentioned in the PCCW Announcement, subject to the conditions for the payment of the Special PCD payment having been satisfied, the Special PCD Payment will be paid by the PCD shortly after the First Payment has been made to the Company under the Agreement. A record date in respect of the Special PCD Payment will be announced and holders of the PCCW Public Shares appearing on the register of members of PCCW on that record date will qualify for the Special PCD Payment.

Further details on the Special PCD Payment are set out in the PCCW Announcement, a copy of which is set out as an appendix to this Announcement.

The Company is not, in any way, responsible for payment of any part of the Special PCD Payment, which has been volunteered, by way of a voluntary, conditional payment, by PCD alone. The Company accepts no liability to the holders of PCCW Public Shares should PCD fail to make or pay the Special PCD Payment or any part of it.

7.	SHAREHOLDERS’ APPROVAL

7.1	Major Transaction. The relative figures for the Sale computed on the bases set out in Rule 1006 (“Rule 1006”) of the Singapore Exchange Securities Trading Limited (“SGX-ST”) Listing Manual are as follows:

Bases		Sale PCRD Group		Relative Figures
		(S$ million)	(S$ million)	(%)
(a)	Net asset value of the Sale Shares
	compared with the PCRD Group’s net asset
	value	52.9	(478.6)	n.m.
(b)	Net profit attributable to the Sale Shares
	compared with the PCRD Group’s net
	profits	85.7	15.5	553
(c)	Consideration received for the Sale Shares
	compared with the PCRD Group’s market
	capitalisation(1)	1,968.9	1,145.9	172
n.m.: not meaningful

Note:

(1)	The PCRD Group’s market capitalisation is based upon 3,096 million PCRD Shares in issue as at 7 July 2006 at a volume weighted average price of S$0.3701 per PCRD Share.

As the relative figures under Rules 1006(b) and (c) exceed 20 per cent., the Sale constitutes a major transaction as defined in Chapter 10 of the SGX-ST Listing Manual. Accordingly, the Sale is therefore subject to the approval of Shareholders.

7.2	Undertaking. As at the date of this Announcement, PCG (Cayman Islands) holds 1,160,991,050 PCRD Shares, representing approximately 37.50 per cent. interest in the issued share capital of the Company, and Anglang holds approximately holds 1,169,067,180 PCRD Shares, representing approximately 37.76 per cent. interest in the issued share capital of the Company. Each of PCG (Cayman Islands) and Anglang has on 9 July 2006, undertaken (a) to vote in favour of any resolution to approve the Sale; and (b) prior to the date of the EGM to approve the Sale, not to, directly or indirectly, offer, pledge, sell, contract to sell (whether or not subject to conditions), transfer, charge, encumber, grant or agree to grant any option over, right or warrant to purchase, lend or otherwise transfer, distribute (including, for the avoidance of doubt by way of dividend in specie) any of its PCRD Shares or interest, including without limitation any voting interest, in such PCRD Shares.

7.3	EGM. A circular to Shareholders (the “Circular”) setting out information on the Sale, together with a notice of the EGM to be convened, will be despatched to Shareholders in due course. In the meantime, Shareholders are advised to refrain from taking any action in relation to their PCRD Shares which may be prejudicial to their interests until they or their advisers have considered the information and the recommendations to be set out in the Circular.

8.	FURTHER INFORMATION

8.1	Directors’ Service Contracts. No person is proposed to be appointed as a director of the Company in connection with the Sale. Accordingly no service contract is proposed to be entered into between the Company and any such person.

8.2	Interests of Directors and Substantial Shareholders. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the Sale or any other transaction ancillary to the Sale.

8.3	Documents for Inspection. Copies of the Agreement are available for inspection during normal business hours at the registered office of the Company at 6 Battery Road #38-02, Singapore 049909, for a period of three months commencing from the date of this Announcement.

BY ORDER OF THE BOARD
Lim Beng Jin
Company Secretary

Singapore, 10 July 2006

The directors of the Company (including any director who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of the Company has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.